TARGET SELECTION AND GEOCHEMICAL SURVEYS
MOUNT BURNS CLAIM GROUP

CARIBOO MINING DIVISION
NTS 93H 04
TRIM 093H002 AND 093H003
53° 03’ NORTH LATITUDE 121° 38’ EAST LONGITUDE

For
FIRSTLINE ENVIRONMENTAL SOLUTIONS INC.
SUITE 210 - 7695 S.W. 104TH STREET
MIAMI, FLORIDA
33156

By
Robert E. “Ned” Reid P.Geo.
#16 – 231 Hartley Street
Quesnel BC
V2J 1V8

20 November, 2005

Tables 2004 Sample Locations..................................................................................................................16 Maps Fig. 1 Location Map Mount Burns Claim Group ..........................................................................6

Summary

The Mount Burns mineral claims held by Firstline Environmental Solutions Inc. are being explored for gold deposits of a type similar to those known to occur within the historical Cariboo Gold (Wells – Barkerville) mining camp. The property lies in the Cariboo Mining Division, 10 kilometers west of the past producing Cariboo Gold Quartz, Island Mountain and Mosquito Creek mines located at the town of Wells, British Columbia.

The Mount Burns property is underlain by meta-sedimentary rocks of the Barkerville Terrane and contains known auriferous, fault related, quartz vein structures.

The Mount Burns property covers the eastern edge of a “linear” which coincides with the limits of the Lightening Creek placer camp. A significant amount of “placer gold” has been recorded from the area, although a “source” has to date not been discovered. Limited historical lode gold production has been reported from workings on the property, from what, are interpreted to be shallow seated quartz vein systems, which do not appear to have the potential to be the source of the placer gold.

Firstline’s exploration approach has been to employ personnel who are familiar with the history and geology of the area to assess the merits of the historical workings as well as conceive new targets for exploration. As a result of numerous geological/ prospecting traverses, and a resultant soil survey, two areas within the property have been selected as warranting more intensive exploration programs, along with further exploration of areas of the property, which have yet to be examined

The two areas of current primary interest are the Foster East Soil Grid Gold Anomaly and the Pyrite Bearing Quartz Vein structure in Perkins Gulch.

The initial, recommended trenching and diamond drilling programs are estimated at a cost of $215,000.

Introduction

Mr. Tom Hatton, President, Firstline Environmental Solutions Inc commissioned this report.

The purpose of this report is to present the “Target Selection and Geochemical Survey” data on the Mount Burns Claims from the 2004 exploration program in a NI 43101 compliant format. The original report, by this same author, dated 18 March 2005 was filed and accepted for assessment purposes. (ARIS 27684)

Changes have been made to the corporate structure of Firstline, as well as to the claim block, (due to conversion to cell units), since the 18 March 2005 report. However since no additional programs have been completed on the property, there are no known material changes to the technical data as presented.

The author is solely responsible for the technical data presented in this report. Historical and geological data, both published and private are accredited in the references.

The author was on the property conducting and supervising the field programs during the period of July through October 2004.

Property Description and Location

The Mount Burns Property of Firstline Environmental Solutions Inc. (FMC 110003571 and client number 201413) covers an area of 3947.247 hectares within the mineral claim tenure numbers 506325, 506328, 506333, 506335, 506336, and 506337. The tenures are adjoining. Firstline holds a 100% interest in the claims and there are no known encumbrances.

The Mount Burns claim group is located in the Quesnel Highland area of the Interior Plateau in the Province of British Columbia. The property is situated within NTS area 93H/04, TRIM areas 93H002 and 93H003; centered approximately at 53° 03’ North latitude and 121° 38’ East longitude. The claims are in the Cariboo Mining District.

Access to the northern portion of the property is via Highway 26 (Barkerville Highway) which transects the northwestern portion of the claims a distance of 10 Km west from the Town of Wells or 70 Km east of Quesnel. Additional access is via the 72F logging road (and accessories) which heads south from the Stanley loop road, and joins into the historic Stanley Wagon Road, and with the ATV trail which heads northerly from the junction of the old and new highways a short distance east of Oregon Gulch. Vehicular access to the southern portion of the claims is limited to non-existent.

The original tenure area has been converted to “cell” units under the new MTO system, hence physical boundaries no longer exist.

With conversion to “cell” units the property went back to square 1 as per assessment requirements which means, that from year 1 – 3, the work required is $4 per hectare and $8 per hectare in years 4 plus. The current expirery date of the claims is 2005/Dec/14.

There are a number of “historical workings” within the property, none of which have any known mineral reserves and none of which present environmental liabilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property covers the north-westerly trending range of moderate sized mountains between Lightening Creek on the west and Jack of Clubs Creek on the east. North from Mount Nelson southerly to Mount Pinkerton within the Quesnel Highlands. Elevations range from 1200 meters in the Stanley – Lightening Creek to 1680 meters near the tops of the Mounts. The slopes are forest covered with some commercial Pine and Spruce along with a majority of decadent Balsam. The area is in a moist climatic belt, subject to heavy snowfall in winter and generally rainy conditions in summer. The area is usually snow free from late May to early November.

Access to the northern portion of the property is via Highway 26 (Barkerville Highway) which transects the northwestern portion of the claims a distance of 10 Km west from the Town of Wells or 70 Km east of Quesnel. Additional access is via the 72F logging road ( and accessories) which heads south from the Stanley loop road, and joins into the historic Stanley Wagon Road, along with the ATV trail which heads northerly from near the junction of the old and new highways a short distance east of Oregon Gulch. Vehicular access to the southern portion of the claims is limited to non-existant.

The town of Wells, 6 km east of the property, has small town amenities such as fuel, food and lodging, whereas the City of Quesnel, (a 55 minute drive from the property) provides a full range of services.

PROPERTY HISTORY (From Hall 2000/01/01) Holland (1948) provides a summary of work completed on the main showings including surface plans for the Foster, Beedy (Perkins), Galena and Cohen showings.

Borovic (1981) is the most recent source of surface plans for workings on Mount Bums.
A summary of work completed on the property is as follows:
Mount Bums:

  1870' s discovery of auriferous quartz veins

  1878, J.C. Beedy selectively mined veins from surface & processed some ore using a quartz mill at Van Winkle. The veins, oriented 195-205°/70°W, contained high grade gold in association with pyrite and galena across widths of about 1 foot.

  1880, J. Reid acquired the property after the death of J.C. Beedy; the Reid Adit was driven as a crosscut to intersect the Beedy veins 75 feet below the surface showings; The adit was collared at an elevation of 5,062 feet and driven on an azimuth of 108° for a distance of 387 feet. A quartz vein (probably the central vein) about one foot in width, striking 205° and dipping 62° NW was drifted to the north for 20 feet at a distance of 337 feet from the portal. A raise was driven to surface and probably some sloping was also carried out on the vein. A grab sample (95F) of the vein in the adit assayed 0.41 ounces gold per ton and one (99F) of clean pyrite from the Reid Adit dump assayed 1.06 ounces gold per ton (Holland, 1948).

  The Cohen veins, 1500 feet northeast of the Perkins veins were mined prior to 1885. Workings, between elevations of 5,250 and 5,300 feet, consist of several open cut with associated shafts and mine dumps. C. Fuller indicated that the shaft on the Cohen incline was 70 to 90 feet deep. The open cuts where driven into the hillside along strike of veins less than one foot in width with orientations 065°/75°SE, 205°/65°W and 190teeplyW. The veins contained high grade gold mineralization in association with galena, pyrite and sphalerite.

  Work on the galena vein, located at an elevation of 5,190 feet and about 700 feet northeast of the Perkins veins, was probably also carried out at about this time. The original workings consisted of mine dump, an open cut driven northwest for 80 feet and a shallow drift on a vein oriented 230°/55°NW for 80 feet. High grade gold mineralization with Au/Ag of about 1 is associated with pyrite, galena and sphalerite in a vein less than 1.5 feet in width.

  (1885), E. Perkins selectively mined the Beedy veins and processed ore using an arrastre for a number of years.

  1902, C.J. Seymour Baker and A.J.R. Atkins recovered about 10 ounces of gold from 10 tons of ore treated at the Government reduction works near Barkerville.

  1919 C. Fuller and D. Hawes acquired the property after the death of E. Perkins

  1932, Burns Mountain Gold Quartz Mining Company, Limited extended the Reid Adit 50 feet and drove the Bums Mountain Adit as a crosscut to intersect the Perkins veins 275 feet below the surface showings. This adit was collared at an elevation of 4,844 feet, driven 1,743 feet on an azimuth of 327° and 420 feet on an azimuth of 284°. A vein striking 197°and dipping 70°W was intersected 150 feet west of the Perkins showing and drifted on, to the north for 127 feet.

  R.E. MacDougall, W.E. North, J.J. Gunn

  1946, Cariboo Rainbow Gold Mines Ltd. completed 3,500 feet of stripping and trenching using a bulldozer. The stripping showed that the Perkins area consisted of 3 narrow veins about 50 feet apart over a composite strike of about 400 feet. Shafts are associated with the west and central veins. The northern 150 feet of the central vein is marked by slopes caved to surface and was probably me source of most ore mined from the property.

  1979, Spectrum Industrial Resources Limited: trenched, sampled and mapped the Cohen, Galena and Perkins showings at a scale of 1:200; produced a geological map at a scale of 1:5000; completed about 315 metres of diamond drilling in 3 holes, one on each showing. Drill hole S80-1 intersected a zone of vein quartz and fracturing (core length of 7 metres), thought to be the Perkins structure about 20 metres above the Burns Mountain Adit, but got no gold values.

  About 1990, M. Poshner excavated the main showings. The Perkins area is a trench 20 feet deep and 600 feet in length. The galena vein is a trench about 300 feet in length. The Cohen veins are in a stripped area about 600 by 150 feet in size.

    Firstline Recovery Systems Inc. purchased the Bums 1 mineral claim from Doug Merrick of Wells, B.C. in 1998 and staked the balance of the property in 1998 and 1999. The company carried out some surface prospecting, completed an orientation - type soil geochemistry survey of about 150 samples covering the area between the Perkins, Cohen and Galena showings and ran several magnetometer & VLF geophysical survey lines across the Perkins and Galena showings. Vein structures show a distinct VLF signature. Gold values of 100-200 ppb in soils mark mineralized structures. (Additional claims since 1999 have been added)

    Oregon Gulch:
    The Jones and Foster ledges in Oregon Gulch consist of upper, lower and eastern adits, the Foster shaft and several open cuts.
  1870' s, discovery of veins with gold

  1877, trenches on veins between elevations of 4,560 and 4,570 feet; Foster shaft collared at about 4,585 feet and sunk to a depth said to be 56 feet; upper adit collared at an elevation of about 4,510 feet above the west branch of Oregon Gulch, driven 352° for 217 feet and followed by an additional 80 feet of crosscutting and drifting; several veins oriented 190°/70°W and less than a foot in width were found containing pyrite, galena and sphalerite. The veins are parallel in strike to a prominent fault dipping moderately east in underground workings. In 1999, D. Merrick found high grade gold in grab samples of barren-looking quartz from the dump to the adit.

  1933, Foster Ledge Gold Mines Ltd., drove the lower and eastern adits; lower adit driven 065° for 70 feet and 123° for 170 feet; at 32 feet back of the face a vein was drifted on for 43 feet to the northeast; the vein is less than 0.5 feet in width, oriented 025°/80°NE, and barren looking but contained some gold. eastern adit driven 343° for 168 feet and 324° for 83 feet; at 23 feet back of the face a crosscut was driven on 058° for 60 feet and then 290° for 50 feet; veins less than 0.5 feet in width and oriented 202°/70°W and 2180/62<>NW were found at a distance of 70 feet and 118 feet, respectively, from the portal; a fault several feet in width striking 165-170° and dipping 60-70°W was located at a face.

PHYSIOGRAPHY AND GEOLOGY:

The area, in general terms, is heavily forested and overburden covered with moderate sloping topography cut by numerous gullies. Drainage of the area is mostly within mossy draws leading into a few placer gold bearing creeks, making the practicality of a “silt sampling survey” almost redundant.

Areas of rock exposure are restricticted to “fault related” bluffs, and, to a limited extent, mountain summits.

Regional and local Geology is described in Reports by Holland (BCDM Bulletin 26) and most recently by Struik (GSC Memoir 421). Both of which expand upon previous reports by Bowman: Johnston and Uglow: Hansen and others.

Holland’s description of the geology is believed (by this writer) to be the most prolific, and taken partially out of context, is quoted as follows:

“The Stanley area is underlain by a succession of metamorphosed sedimentary rocks belonging to the Precambrian Richfield formation. The rocks cannot be correlated with members of the Barkerville Gold Belt. The area straddles the regional anticlinal axis which has been mapped previously (Johnston and Uglow, 1926 p. 31) as running between Mount Amador and Mount Nelson.” (Struick has moved the anticlinal axis a bit to the south-west and has differentiated the main units as the Eaglesnest succession and Harveys Ridge succession, within the Paleozoic Snowshoe Group of the Barkerville Terrane)

“Quarzite in almost bewildering variety is the predominating rock in the area,. It displays variations in colour from white and light grey, through medium grey, brown, to black; in granularity from fine quartzite to coarse grits with interbeds of metamorphosed pebble conglomerate; in composition through admixture with varying amounts of dark argillaceous material; and in fissility either through variations in amount of mica developed in the rock or through the rock’s relation to the axial plane and minor folds. Individual beds, ranging from a fraction of an inch to several tens of feet in thickness, are interbedded with others which may vary in colour, granularity, and general composition.”

“Dominantly argillaceous rocks are considerably less common than quartzites. They are present as black slate and dark schistose quartzitic argillite, grey argillaceous schists, and as thin partings and interbeds of dark argillaceous material in a dominantly quartitic succession. The grey colours of most quartites are due to the variable content of dark argillaceous and, in some instances, graphitic material.”

“For the most part the rocks are not calcareous. The few thin limestone beds could not be traced for any great distance and there correlation was not possible. Many of the rocks have a low to moderate amount of carbonate mineral which, when determined, was found to be ankerite.”

“Green chloritic schists, some weathering brown and some exceedingly brightly coloured, are also present. Some chloritic schists contain thin layers and lenses of grey or white limestone. In several places pale, greenish-grey quartzite schists are exposed; their green caste evidently is a result of the development of small amounts of chlorite.

“The rocks represent a sedimentary succession that has been subjected to regional metamorphism. Cleavage, in varying degrees of perfection, is developed in all rocks and is the result of the oriented development mainly of sericite and less commonly of chlorite. The perfection of the cleavage depends primarily on the initial composition of the rock and the amount of argillaceous material that was available to form mica. To a lesser extent the position of the rock in relation to the axial plane of a fold contributes to the degree to which the cleaner, more massive quartzites are cleaved.”

In respect to cleavage, the term, “flaggy quartzite” is mentioned by Holland and Johnston and Uglow. This terminology was a bit of a mystery to this writer, until examination, who now believes this term applies to rocks that are cleaved into relatively flat slabs, or “flagstone” like material. (This writer, in his traverses, did not find a sufficient amount to be of commercial interest).

STRUCTURAL GEOLOGY:

After 100 plus years of geological study in the area, structural geology is still poorly defined. The consensus of opinions leans towards broad regional folding with strong local deformation associated with faulting, and or regional thrusts (with several dissenting voices.) This writer is in agreement with the majority, in that there is almost a total lack of minor fold structures, and an extensive record of recognizable, and some very subtle faults

Deposit Types

There are currently four “types” of gold bearing “deposits” within the Cariboo Gold Mining District.

  Placer Deposits.

  Pyritic quartz veins in brittle rocks associated with northerly trending faults.

  Pyritic replacement deposits usually associated with folds in limestone and in close proximity to northerly striking faults

  Pyrite with sericite in a hydrothermal event (Bonanza Ledge).

Descriptions of the deposit types are included in a majority of the reports listed in the references. On the Firstline property the exploration focus will be on a northerly trending fault and proximal quartz veining.

Quartz veining within the “camp” has historically been designated as either “A’ veins (those being sub-parallel the north westerly trending strata and are usually of greater extent). Or “B” veins which within the mines, are, either transverse (right angles to stratigraphy) or oblique, which cut stratigraphy but are at right angles to the northerly trending faults. The “B’ veins have been interpreted as tension fracture filling possibly following the Riedel shear model. Skerl (1948) states that “Continued movement (along the northerly trending faults) opened up both groups of these fractures enabling mineral solutions to invade the broken zones near both the north – south and the “bedded” faults and produce auriferous quartz-pyrite veins. Some mineralization took place within the faults themselves.”

Mineralization

Limited amounts of pyrite, galena and sphalerite, with or without associated gold values, have been noted in some veins, however to date, no concentrations of economic significance have been located.

FIRSTLINES 2004 EXPLORATION AND GEOCHEMICAL PROGRAM:

The program consisted of numerous traverses, over basically all existing access trails in the “recent” logged, clear cut blocks and existing mining roads, in an attempt to find a “new target” to discover a source for what is noted in Holland (pg 8, #23) that: “The known gold-bearing veins of the Stanley area are not considered to have been the source of the richest placer deposits”

The traverses were conducted by this writer, who, after a number of years of prospecting experience in the area, is in total agreement with Holland’s statement (#25) “The widespread, deep drift-cover will make prospecting very difficult” and interpreting from what is taken out of context;(from Holland pg 41) that; “ faults suggest that the structural environment was favourable for the development of fractures which were mineralized with auriferous quartz.”

The locations of the “historical” workings of the Perkins – Beedy, Fosters etc., were accomplished in a previous Firstline program conducted by Doug Merrick and Tom Hatton in 1999. Results of the program were never documented but have been made available to this writer, along with their assistance, in conducting the 2004 program.

A total of 14 rock, 4 silt and 1 soil sample were collected during the reconnaissance surveys. Sample descriptions, locations and results are attached. None of the results are considered anomalous.

Following the reconnaissance survey two “target” areas were selected for follow-up investigation. The primary being the “Foster East Adit” area which contains a significantly higher quartz content than the “surroundings” as well as being interpreted as being close to the “loci of several faults.

A 13.065 Km compassed, hip chained, flagged and aluminum tagged grid was established from which 766 soil samples were obtained. The Pine 1 (N-S) claim line was utilized as a baseline with the 2N id post as a control point. Lines were run E-W on a spacing of 50 meters with sample intervals at 15 meters.

Samples were obtained utilizing a mattock, usually from a depth of 8 to 12 inches. Due to numerous variations in “cover” and lack of soil development in the grid area, soil horizons vary from “C” through “B” to glacial till The sampling program was supervised by Reid and Merrick and completed by Doug Merrick and crew of Wells, B.C.

Samples were placed in kraft bags by the crew; retained by Reid; dried and catalogued, and then forwarded via Greyhound to Eco-Tech Laboratory Ltd. at 10041 Dallas Drive, Kamloops B.C. for analysis.

Requested procedure for the soil samples was for Gold geochemistry... Methodology, the procedure of which is included in this report

Analytical results in Au (ppb) are shown on accompanying plan (Fig. 5 ) Several anomalous areas are noted, along with several “spot” highs. Without going into a detailed statistical analysis, any value greater than 20 ppb is considered anomalous.

Due to “budget” restraints at the time of the survey, and that the finalization of the assay data was not obtained until February 2005, field follow-up on the results, awaits future programs.

A second target, (in Perkins Gulch) consisting of a northwesterly trending fault/quartz vein zone, bearing some pyrite, near the juncture with a northeasterly trending fault, (as shown on Holland’s map of the Stanley Area (#34 Estman hydraulic pit) is, in the opinion of this writer, one of the “stronger” structure noted. Although initial assay results (included in report) are not impressive, it is believed the area, particularly to the west, requires further attention.

As part of the “property orientation” survey the majority of the “historical” workings were examined. Previous reports, on the majority, are believed by this writer to be fairly accurate.

The Foster Adit was re-examined, and is, as was described by Holland (Figure 4 attached) The drift is still accessible (knee deep cold water in the access), ground conditions fairly good, and basically nothing of interest to look at.

Previous reports of the Foster Ledge by Bowman (1888) and Johnston and Uglow(1928) paint a somewhat ”rosier” picture of the workings, however from their descriptions, lack of definite local etc., it appears they were working off the “local rumor mill”.

The current conditions of the Burns Long Crosscut were also examined. Historical data, other than a survey, has never been documented into the public domain. Holland apparently examined the workings in 1948 but states that due to “bad air” he did not get past 800 feet. Borovic (1981) ARIS 8820; reported that a program conducted by Spectrum Industrial Resources rehabbed the portal and had intentions of rehabbing the workings.

The 2004 examination confirms that the timbered portal section was redone, however the “new” work does not “line up” with the original drift. A “gap” in the side of the “new” timber still allows access into the historic drift. The original drift is currently flooded (by slightly deeper than boot deep water) for a distance of approximately 40 meters from the “gap” to where one runs into a barrier created by 3” X 8” planks on the inside of a timber set, containing what is interpreted to be a “take down back” pile of rock. In other words, it appears as if someone put up the barricade, and drilled and blasted down the back, to prevent access.

It would be of “academic” geological interest and satisfy general curiosity to find out what is in the adit, however the costs appear prohibitive.

FIRSTLINE RECOVERY SYSTEMS INC.
2004 SAMPLE LOCATIONS

U10		NAD83
SAMPLE ID EAST		NORTH	DESCRIPTION
187151	0588304	5875745	Quartz float with Galena. Amador pit.
			Colour anomaly shows vein trace?
187155	0586015	5878805	Grabs of quartz from bedding plane
			contact: Eaglesnest-Barkerville units
FL04-01	0587017	5878200	SILT: Runoff trickle; in projected fault.
			Mud, shale and abundant quartz. Bluff
			to east shows numerous quartz boudins
			in argillaceous quartzites .
187156	0587068	5878200	Grabs of quartz boudins/lenses in
			crenulated micaceous quartzite. Unit
			somewhat contorted but quartz mostly
			along bedding or cleavage. NVS
FL04-02	0587035	5878137	SILT: Same trickle as FL04-01. Mostly
			organics with minor chips.
FL04-03	0587033	5879367	SOIL: Junction of 2 lineaments. Cobbly
			loam. Shallow depth under moss.
187159	0587068	5879450	Grabs of quartz from pit 10 meters north
			of east adit. NVS
187160	0587047	5879534	Grabs – east adit quartz vein – forms ridge
			and “appears wider”. 2% brown oxides.
FL04-04	0588102	5878012	SILT: Small trickle – cobbles and sand;
			Very little silt
187162	0587051	5879356	Quartz grabs from dump of prospect pit
			on 12 inch vein, west of Foster east adit
187163	0586770	5879502	Quartz vein? Micaceous - NVS
187164	0586603	5879825	CHIP sample across north face of sill drift
			in Foster adit. 4 ft wide face containing 3 or
			4 x 2” – 5” quarz vein in a highly silicious
			host. (as Hollands 91F , 92F)
FL04-05	0586629	5879999	SILT: Small trickle east side of Foster shaft.
			Outwash gravel?
187166	0587860	5877856	Perkins placer pit fault/vein zone: Rusty
			chloritic quartzite schist. NVS
187167	0587862	5877858	Quartzose graphitic schist
187168	0587864	5877860	More quartzose with trace pyrite
187169	0587866	5877862	Rusty, sheared /, highly quartzose,
			bedding plane fault?
187170	0587871	5877867	Quartz boudin with 2 stage pyrite

ECO –TECH METHODOLOGY:

Analytical Method Assessment for

GOLD ASSAY

Samples are sorted and dried (if necessary). The samples are crushed through a jaw crusher and cone or rolls crusher to –10 mesh. The sample is split through a Jones riffle until a –250 gram sub sample is achieved. The sub sample is pulverized in a ring & puck pulverizer to 95% - 140 mesh. The sample is rolled to homogenize.

A 30 g sample size is fire assayed using appropriate fluxes. The resultant dore bead is parted and then digested with aqua regia and then analyzed on a Perkin Elmer AA instrument.

Appropriate standards and repeat sample (Quality Control Components) accompany the samples on the data sheet.

Analytical Procedure Assessment Report

GEOCHEMICAL GOLD ANALYSIS

Samples are catalogued and dried. Soils are prepared by sieving through an 80 mesh screen to obtain a minus 80 mesh fraction. Samples unable to produce adequate minus 80 mesh material are screened at a coarser fraction. These samples are flagged with the relevant mesh. Rock samples are 2 stage crushed to minus 10 mesh and a 250 gram subsample is pulverized on a ring mill pulverizer to -140 mesh. The subsample is rolled, homogenized and bagged in a prenumbered bag.

The sample is weighed to 30 grams and fused along with proper fluxing materials. The bead is digested in aqua regia and analyzed on an atomic absorption instrument. Over-range values for rocks are re-analyzed using gold assay methods.

Appropriate reference materials accompany the samples through the process allowing for quality control assessment. Results are entered and printed along with quality control data (repeats and standards). The data is faxed and/or mailed to the client.

K:Methods/geoauana

Analytical Procedure Assessment Report

MULTI ELEMENT ICP ANALYSIS

Samples are catalogued and dried. Soil samples are screened to obtain a -80 mesh sample. Samples unable to produce adequate -80 mesh material are screened at a coarser fraction. These samples are flagged with the relevant mesh. Rock samples are 2 stage crushed to minus 10 mesh and pulverized on a ring mill pulverizer to minus 140 mesh, rolled and homogenized.

A 0.5 gram sample is digested with 3ml of a 3:1:2 (HCl:HN03:H20) which contains beryllium which acts as an internal standard for 90 minutes in a water bath at 95°C. The sample is then diluted to 10ml with water. The sample is analyzed on a Jarrell Ash ICP unit.

Results are collated by computer and are printed along with accompanying quality control data (repeats and standards). Results are printed on a laser printer and are faxed and/or mailed to the client.

K:Methods/methicp

Conclusions and Recommendations

Positive Results obtained from the 2004 exploration program have indicated two primary areas that require further investigation. These are recommended as a starting point for a program which should include exploration of the remainder of the property, which to date is either “under” or “unexplored.”

Area 1: Foster East Soil Grid Gold Anomalies. (The attached Plan Fig.5 shows the anomalous trends)

Anomaly “A”(into “B”): Indicates a long NNW trending structure, which cross’s the topographical trend, and is therefore believed to be a very legitimate “target”

The “C’ anomaly (one of few examined in 2004) occurs on a mossy covered ridge and is believed to “indicate” source or bedrock mineralization. When projected to join with “D” may explain the slight “blowout” of the anomalous values at “A’ as shown on the plan. The intersecting loci, or juncture points of two systems, is a favourable location for mineralization.

Anomaly “E” and the other “spot” highs all warrant examination.

Area 1: Proposed Program:

  Trenching on the various “anomalous” trends. Due to the “rugged” topography in the local area, a preliminary location survey will have to be conducted prior to deciding whether hand trenching or equipment can be utilized. The preliminary survey, to include, hand trenching, trail location, etc. would involve a geologist and 2 assistants for 5 days at a cost of $5,000
  Second phase program for Foster East would be dependent on what is noted in preliminary survey, but is estimated to be $30,000, whether it in involves hand trenching or utilizing equipment.

  Third phase, dependent on positive results, would involve diamond drilling, to a cost dependent on results and money available. (Drilling cost’s, not including road building, core logging or assay costs are currently running at $110/meter) Should the “anomaly” prove positive, a minimum of 5 holes, or approximately 1000 meters of drilling would be required to enhance the project. Estimated cost for drilling, all in, $140.000.

Area 2: Perkins Gulch Shear and Vein System:(location shown on attached Map of Stanley Area from Holland’s Bulletin 26, 1948)

A relatively strong NNW trending fault-quartz vein zone, bearing pyrite is located at the head of the Perkins Placer Pit and is within 1000? feet east of the projected junction with the NNE trending Grub Gulch – Coulter Creek Fault. Historical data from the area indicates that the majority of the ore zones are within 600 feet of the major faults. Although initial assay results were not impressive it is believed a “target” exist between the Perkins and the Grub-Coulter faults. (It is also noticed, that a “crude” projection of the NNW trend of the Perkins fault roughly “lines up” with the Foster East zone, and that historical Placer production was mainly from areas southwest of the projection line from Houseman Creek to Oregon Gulch.)

Area 2: Proposed Program:

  Excavator trenching, initially along an existing trail west of the “zone”. Overburden depth is unknown, so this would be a preliminary attempt. Results dependent this may take from 1 to 5 days at $1500 per day.
  Second stage dependent on results of phase 1

  Second “A”, depending on results, would be to trace along trend from Foster East to Perkins. This would be a “geochemical survey” program, estimated at a cost of $20,000

Others:

1. #48 on Holland’s Map (old shaft sunk by B.C. Gold Fields Ltd.) On the Grub

– Coulter Fault with no historical data. (On fault line and may related to faults in Devils Canyon)

  Remainder of property to east; There are rumours of working on Amador Creek etc. but due to no “easy” access, these have not been “recently looked at” or at least, not recorded.
  A multitude of other “targets” will present themselves as the project progresses.

Proposed Budget Minimum for trenching on area’s 1 and 2 $55,000.00

For drilling and additional surveys, another $160,000.00

References

Benedict, P.C. 1945. Structure at Island Mountain Mine, Wells, B.C.; in The Canadian Institute of Mining and Metallurgy 1945 (Transactions, Volume XLVIII, 1945, pp.755770).

Borovic I. 1981. Assessment Report 8820 – Progress Report on the 1980 – 1981 Exploration Program of the Beau Group of Mineral Claims, Burns Mtn. Cariboo Mining District

Bowman A. 1888. Report on the Geology of the Mining District Of Cariboo, British Columbia. Geological and Natural History Survey of Canada

Bursnall, J.T. et al. 1989. Mineralization And Shear Zones; Geological Association of Canada, Short Course Notes, Volume 6.

Geological Survey of Canada, O.F.1109; Outcrop Lithology, Wells (sheet 3 of 5).

Glover, M.J. and Reid, RE. 2003. Assessment Report 27084 - Diamond Drilling and Trenching Report, Craze Creek Property.

Hall, RD. 1999. Cariboo Gold Project At Wells, British Columbia. www.waysidegold.com/i/pdf/RHALL_report.pdf.

Hall R.D. 2000. Burns Mountain Gold Property near Wells B.C. Internal Memo to Firstline Recovery Systems Inc.

Hodgson, C.Jay. 1987. The Structure of Shear-Related, Vein-Type Gold Deposits: A Review. Ore Geology Reviews, 4 (1989) pp232-273. Elsevier Science Publishers B.V.

Holland, S.S. 1948. Report on the Stanley Area; British Columbia Department of Mines, Bulletin 26.

Holland, S.S. 1950. Placer Gold Production of British Columbia; British Columbia Department of Mines, Bulletin 28 (reprinted 1986).

Johnston, W.A. and Uglow, W.L. 1926. Placer and Vein Gold Deposits of Barkerville, Cariboo District, British Columbia; Geological Survey of Canada, Memoir 149.

Lammle, C.A.R. 20 April 2003. Mineral and Placer Prospects at Mount Burns, A Summary from Published Information; Personal Communication to Rick Plotnikoff (Goldin Rock Resources Inc.).

Levson, V.M. and Giles, T.R. 1993. Geology of Tertiary and Quaternary Gold-Bearing
Placers in the Cariboo Region, British Columbia (93A, B, G, H); British Columbia
Ministry of Energy, Mines and Petroleum Resources, Bulletin 89.

McTaggart, K.C. and Knight, J. 1993. Geochemistry of Lode and Placer Gold of the
Cariboo District, B.C.; British Columbia Ministry of Energy, Mines and Petroleum
Resources, Open File 1993-30.
Merrick D.W. 1999 Notes and Progress Reports (Internal Firstline Files)

Myers, W.H. 1985. Assessment Report # 14636, Geophysical Report on 43 Mineral
Claims owned by Robert H. Davie in the Devils Canyon area of the Barkerville Gold
Belt.

Olfert, E.G. 1984. Assessment Report # 13,252, Report on a Geochemical and Geological
Survey of the Devils Canyon claim Group.

Pickett, J.W. 2000. Report on the Mosquito Creek and Island Mountain Claim Groups;

www.wayside-gold.com/i/pdf/isle-mtn.pdf

Plenderleith D. 1983. Assessment Report 11,886. Preliminary Geophysical Report – Ground Magnetometer Survey – Foster Group of Mineral Claims –Mount Nelson _ Cariboo Mining District.

Price, B. 1984. Assessment Report # 13,497; Geologial and Geochemical Report, Till Claims – Wells, B.C., Cariboo M.D.

Ray, G., Webster, I., Ross, K. and Hall, R. 2000. Geochemistry of Auriferous pyrite Mineralization at the Bonanza Ledge, Mosquito Creek Mine and Other Properties in the Wells-Barkerville Area, British Columbia; British Columbia Ministry of Energy and Mines, Geological Fieldwork 2000, Paper 2001-1.

Reid R.E. 2003. Preliminary Evaluation Of Mount Burns Property, for Goldin Rock Resources Inc. (Internal)

Reid R.E. 2005. Assessment Report # 27684, Mount Burns Claim Group, 2004 Exploration Program, Target Selection and Geochemical Surveys.

Robert, F., Poulsen, K.H. and Dube, B. 1994. Structural Analysis of Lode Gold Deposits in Deformed Terranes; Geological Survey of Canada, Open File Report #2850

Skerl, A.C. 1948. Geology of the Cariboo Gold Quartz Mine; Economic Geology, V.43. pp. 571-597.

Struik, L.C. 1988. Structural Geology of the Cariboo Gold Mining District, East-Central British Columbia; Geological Survey of Canada, Memoir 421.

Sutherland, W.D. 1987. Assessment Report # 16174; Diamond Drilling Assessment Work Report.

CERTIFICATE

I, Robert E. “Ned” Reid currently residing at apt #16 – 231 Hartley Street, Quesnel, British Columbia, do hereby certify that:

  I am a graduate of the University of British Columbia, B.Sc. 1971, geology major.

  I have been practicing my profession as an exploration and mine geologist / mine supervisor continuously since 1971.

  I am a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of British Columbia.(License # 20910) with sufficient relevant experience to be a “Qualified Person” as per National Instrument 43-101.
  I supervised and/or personally conducted the exploration program described in this report. I was on the property numerous times in the July through October period of 2004. I have several years of experience within the local area

  I am solely responsible for the preparation of this report titled “Target Selection and Geochemical Surveys” Mount Burns Claims for Firstline Environmental Solutions Inc and believe that this report accurately depicts the information obtained to date and I am unaware of any material changes.
  I have read National Instrument 43-101 and have had this report prepared as per Form 43-101F1

  I hold no interest, directly or indirectly in the Mount Burns property or any surrounding properties. I hold no securities in Firstline Environmental Solutions Inc. and have no agreements, arrangements or understandings with the issuer.

  Permission is hereby granted to Firstline Environmental Solutions Inc. to use the foregoing report in support of any necessary filings with the British Columbia Securities Commission , Toronto Stock Exchange, or any other regulatory authorities, as may be required.

Dated at Quesnel, B.C. this 20th day of November, 2005

“Signed and Sealed”

Robert E. “Ned” Reid P.Geo.

Appendix 1
Assays

CERTIFICATE OF ASSAY AK 2004-1422

Firstline Recovery Systems

Unit 458 #9 32442 30-Sep-04

G.F. Way

Abbotsford, BC, V2T 4Y4

No. of samples received: 7
Sample type: Rock

Project #: None Given
Shipment #: None Given

Samples Submitted by: Ned
Reid

Au Au
ET #. Tag # (g/t) (oz/t)

1 187165 <0.03 <0.001
2 187166 <0.03 <0.001
3 187167 <0.03 <0.001
4 187168 0.03 0.001
5 187169 <0.03 <0.001
6 187170 <0.03 <0.001
7 187171 <0.03 <0.001

QC DATA:

Resplit:

1 187165 <0.03 <0.001

Standard:

PM176 2.01 0.059

ECO TECH LABORATORY LTD.

JJ/sc Jutta Jealouse
XLS/04 B.C. Certified Assayer